June 07, 2021

Ms. Brigitte Lippman

Senior Counsel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	School of Whales Commercial Real Estate Equity Fund, LLC Offering Statement on Form lA/A, filed June 1, 2021 File No. 024-10995

Dear Ms. Lippman

On behalf of School of Whales Commercial Real Estate Equity Fund, LLC (the “Company”), I hereby request qualification of the above referenced Offering Statement on Form lA/A at 5:00 p.m., Eastern Time on Tuesday June 8, 2021, or as soon thereafter as is practicable.

In making this request, the Company acknowledges the following:

-	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	The action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	The Company may not assert staff comments or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. Please contact James Dodrill, Esq. at jim@jimdodrill.com or (561) 862-0529 if you have any questions or require additional information.

Sincerely,

School of Whales Commercial Real Estate Equity Fund, LLC

/s/ Andrea Petersen

/s/ Andrea Petersen

Chief Executive Officer of SOW Management LLC, Manager